                               [IXATA.COM LOGO]

           Information Statement Pursuant to (S)14(f) and Rule 14f-1
                     Of the Securities Exchange Act of 1934

  This information statement relates to the election of new directors to the Board of The IXATA Group, Inc. by the investors in a proposed private offering of IXATA's preferred stock. Although you are not required to take any action in connection with the election of these directors, we urge you to read this information statement carefully.

  This information statement is being mailed on November 9, 2000 to our stockholders of record at the close of business on November 6, 2000 pursuant to the requirements of (S)14(f) of the Exchange Act. On November 6, 2000, there were 13,791,680 shares of our common stock outstanding. Each share is entitled to one vote.

  No vote or other action of our stockholders is required in connection with this information statement. We are not asking for a proxy and request that you not send us a proxy.


                       The Proposed Financing by NextGen

  On September 8, 2000, we entered into a letter of intent with NextGen Capital, L.L.C. for an equity investment by NextGen in IXATA. NextGen is a Virginia-based firm that manages two venture capital funds specializing in high-technology and internet-related investments. In the proposed financing we intend to issue shares of a newly-authorized series of convertible preferred stock. NextGen has agreed to purchase approximately 785,000 shares of preferred stock upon the completion of the initial financing for an aggregate consideration of $1.0 million, a portion of which will be the cancellation of existing indebtedness to NextGen. Upon the completion of agreed upon milestones, NextGen will purchase an additional 500,000 shares for $500,000. Certain other investors, including Michael W. Wynne, a member of NextGen's executive committee, are expected to purchase up to an additional 250,000 shares in the initial financing for $250,000.

  Each share of the newly-issued preferred stock will be convertible at any time into common stock, initially at a conversion ratio of ten-to-one. The conversion ratio will be subject to customary adjustments for certain stock splits, dividends, mergers and similar events, and will also be adjusted if IXATA issues stock for less than the conversion price of the preferred (initially 10 cents a share), subject to limited exceptions. The holders of the preferred stock and holders of common stock will vote together as a single class on all matters presented for the vote of our stockholders. Each preferred stockholder may cast a number of votes equal to the number of shares of common stock issuable upon conversion of his or her preferred stock. For every share of preferred stock purchased,


            8989 Rio San Diego Drive Suite 160 San Diego, CA 92108
                      Phone (800) 473-6748 www.ixata.com
each investor will also receive a warrant to purchase an additional share of preferred stock for $1.00 per share, subject to the adjustments described above for conversion of the preferred stock. The warrants will have a term of three years.

     We publicly announced the proposed financing on September 12, 2000. Completion of the financing is subject to customary terms and conditions, including the satisfactory completion by NextGen of its due diligence, a restructuring of our current debt and the execution of investment documents, including a stock purchase agreement. We intend to sign the stock purchase agreement and complete the financing on or about November 20, 2000.

Right to Elect Directors

     The holders of the newly-issued preferred stock will have the right to elect a majority of the Board of Directors. Our present Board consists of Fred Gluckman, Michael M. Grand, Paul D. Hatch, Andrew H. Kent, Paul B. Silverman and Robert A. Steiner. As a condition to completing the financing by NextGen, four of our current Board members will resign as directors at the time the transaction is closed. We currently anticipate that Messrs. Hatch, Kent, Silverman and Steiner will step down and that Messrs. Gluckman and Grand will remain on the Board. NextGen has indicated to us that it will elect Zimri C. Putney, Michael W. Wynne and Edward C. Groark to the Board upon issuance of the preferred stock.

     We expect to complete the proposed financing with NextGen on or about November 20, 2000 and that Messrs. Putney, Wynne and Groark will become members of our Board of Directors at that time. However, if the financing is not completed, we do not intend to add these new directors or modify the structure of our current Board. We cannot guaranty that the financing will be completed as expected or at all.

Change in Control

     As discussed above, we intend to issue approximately 1.0 million shares of our preferred stock to NextGen and other investors in the initial financing. These newly-issued shares will represent approximately 40% of our outstanding voting stock. In combination with the resignation of four of our current directors and the addition of three newly-appointed directors, we will undergo a change in control upon completion of the financing.

Additional Information

     This information statement does not include a full description of NextGen, the stock purchase agreement, the terms of the preferred stock and related transactions. Within 15 days of our signing the stock purchase agreement and completing the financing, we intend to file a Current Report on Form 8-K with the Securities and Exchange Commission more fully describing the financing and including the stock purchase agreement and related documents as exhibits.

                                 New Directors

     Biographical information about the individuals to be appointed to our Board of Directors in connection with the preferred stock financing is included below. This information was provided to us by NextGen.

     Zimri C. Putney, age 58, to serve as a director of IXATA. Mr. Putney has been the Managing Director and Chief Executive Officer of NextGen Capital, L.L.C. since December 1997. He has over thirty years of experience as a venture capitalist, investor, executive and scientist in technology companies. As co-founder, President and Chief Executive Officer of the management consulting firm Putney & Eckstein, Inc., he assisted technology CEOs in areas of business and marketing strategy, quality management and operations from 1993 to December 1997. For Solarex Corporation, the world's leading photovoltaic company, he headed research and development and marketing in over 70 countries before and after its acquisition by Amoco. For nearly ten years he served as an award-winning scientist, investor and technology manager for IBM. Mr. Putney earned a B.S. degree in Physics from Syracuse University and an Sc.M. from Brown University.

     Michael W. Wynne, age 56, to serve as a director of IXATA. Since October 1999 Mr. Wynne has served as Chairman of Extended Reach Logistics, an internet start-up aspiring to sell spare and repair kits to the military worldwide. He has spent most of his career in the world of defense, both in the Air Force and industry, working with aircraft (F-16), main battle tanks (M1A2), and space launch vehicles (Atlas and Centaur). He was Senior Vice President of General Dynamics from March 1997 to October 1999, where his role was in international development and strategy. Prior to that he spent three years with Lockheed Martin Corporation as Vice President, Space Launch Systems, before that division was sold to Martin Marietta.

     Edward C. Groark, age 55, to serve as a director of IXATA. Since June 1999, Mr. Groark has provided independent consulting services to a variety of small technology based startups. Prior to that he was President of Riverbend Group, Inc., a consulting and integration group focused on networking personal computers for corporate computing that he founded in 1983. In the early '90s, he was instrumental in building Riverbend Group into a consortium of 30 similar companies across North America called USConnect. USConnect assisted customers in developing first generation enterprise wide-area networks, corporate e-mail and groupware and web applications. In 1997, IKON Office Solutions acquired USConnect and Mr. Groark served as IKON's Division President for the Technology Services Division until June 1999.

     If the financing is completed, the individuals listed above will serve as the directors of IXATA in addition to Mr. Gluckman and Mr. Grand.

               Present Directors and Executive Officers of IXATA

  The following table lists our present directors and executive officers, their age, position and year of election or appointment.

                                                                                     Date of Election
       Name          Age                         Position                             or Appointment
-----------------------------------------------------------------------------------------------------
Fred Gluckman         51  Executive Vice President -- Technology and                        1999
                          Automation,
                          IXATA.COM and Director
Michael M. Grand      61  Director                                                          1997
Paul D. Hatch         48  Director                                                          1999
Andrew H. Kent        36  Vice President, Chief Financial Officer and Director              1999
Paul B. Silverman     56  Chief Executive Officer, President and Chairman                   1998
Robert A. Steiner     46  President,  IXATA Virtual Purchasing Solutions and                1999
                          Director

     Our executive officers serve at the discretion of the Board. Board members are elected for annual terms, or until their successors are duly qualified and elected. The Board of Directors has no standing audit, nomination, compensation or other committees.

Meetings of the Board of Directors

     The Board of Directors met once and acted by written consent ten times in 1999. During 1999, all members of the Board of Directors participated in each Board meeting.

Business Experience

     Fred Gluckman is Executive Vice President -- Technology and Automation of IXATA's IXATA.COM subsidiary and was appointed a director of IXATA July 1, 1999. Mr. Gluckman is a co-founder of IXATA.COM. Since 1994, Mr. Gluckman was co-founder and Chief Executive Officer of Tel.n.Form, Inc., a privately-held provider of automated sales lead and related information to auto dealerships and financial institutions. Through Mr. Gluckman's many joint ventures, Mr. Gluckman has gained a reputation as one of the leading experts in the use of automation to eliminate costly, redundant business processes. Born in Israel and raised in Canada, Mr. Gluckman holds a Bachelor of Science degree from McGill University.

     Michael M. Grand has been a director of IXATA since its inception. Mr. Grand is an attorney practicing in the areas of commercial and real estate law. He is a member of the Michigan bar. Mr. Grand is the President and sole shareholder of Parthenon Holdings, L.L.C., a holding company and shareholder of Montpilier Holdings, Inc., a holding company and a significant stockholder of IXATA.

     Paul D. Hatch was appointed as a member of our Board of Directors on July 1, 1999. Mr. Hatch is currently Senior Vice President at Edelman Public Relations Worldwide where he directs the firm's state and local programs practice. Mr. Hatch has more than 25 years experience in political campaigns, public affairs and communications. Mr. Hatch's background includes serving as the Executive Director of the Republican Governors' Association (RGA), working closely with the nation's 32 Republican governors and their staffs. Mr. Hatch also served as the deputy political director of the Republican National Committee (RNC). Mr. Hatch has represented Anderson Consulting, Laidlaw, IMG, US West Communications, Texaco, 3M, the National Education Association, Microsoft, CSX Transportation Co., Northwest Airlines, and other Fortune 500 clients. Mr. Hatch currently provides support services to the RGA, the RNC, as well as Republican Leadership in the U.S. House of Representatives. He is presently a consultant to The Cassidy Companies, the largest public affairs lobbying firm in the country. Prior to joining the RGA, Mr. Hatch resided in Salt Lake City and served as a special assistant Attorney General. Mr. Hatch studied Finance and Economics at University of Utah and obtained a Juris Doctor Degree from the University's College of Law in 1978.

     Andrew H. Kent joined the management team as Director, Business Development effective November 1, 1998. In that position, Mr. Kent reported to the Chief Executive Officer and played a key role in reshaping our overall business strategy to pursue new e-commerce and Internet-related business opportunities. On June 30, 1999, Mr. Kent was appointed Vice President and Chief Financial Officer, reporting to the Chief Executive Officer. Mr. Kent was also elected to serve on our Board of Directors on June 30, 1999. From November 1997 to October 1998, Mr. Kent was Director, Business Development, of SCIES, Inc., a global Internet telephone systems and services company. From 1994 to 1997, Mr. Kent was a senior consultant with JMS North America, Inc. (formerly James Martin Strategy, Inc.), an international management consulting and engineering company.

     Paul B. Silverman became Chief Executive Officer of IXATA in November 1998 and a director and Chairman in December 1998. From January 1997 to October 1998, Mr. Silverman was Chairman of the Board and Chief Executive Officer of SCIES, Inc., a global Internet telephone systems and services company. From 1990 to 1996, Mr. Silverman was Chief Executive Officer of JMS North America, Inc. (formerly James Martin Strategy, Inc.), an international management consulting and engineering company. Previously, Mr. Silverman held senior management consulting positions with Coopers & Lybrand and Booz Allen and Hamilton. Mr. Silverman's background also includes more than 20 years experience in senior engineering, marketing and international business development positions with major information industry firms including Satellite Business Systems (a division of IBM), GTE, Xerox and RCA Global Communications, Inc.

     Robert A. Steiner is President of our Virtual Purchasing Solutions division and was appointed a director of IXATA on July 1, 1999. Mr. Steiner is a co-founder of IXATA.COM. From 1991 to 1994, Mr. Steiner was founder and Managing Partner of Smith, Steiner & Thomas, one of the largest travel management consulting companies in the world. Mr. Steiner's background also includes serving as Manager, Corporate Procurement for Northrop Corporation, and a Contracting Officer within the United States Air Force. Mr. Steiner holds a BA in Economics from the University of California, and an MBA from Pepperdine University.

Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than 10% of our common stock, to file with the Securities and Exchange Commission the initial reports of ownership and reports of changes in ownership of the common stock. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish us with copies of all (S) 16(a) forms they file. Paul B. Silverman and Andrew H. Kent each failed to timely file a Form 3 upon being appointed to the Board of Directors but subsequently made the required filing. Paul D. Hatch, Robert A. Steiner, Fred Gluckman, and The Andreoli Family Trust each failed to timely file Forms 3 but subsequently made the required filings. Based solely on filings received by us, we are not aware of any other delinquent (S) 16(a) filings in 1999.


                  Executive Compensation and Other Information

Summary Compensation Table

  The following table summarizes the compensation paid by IXATA to our executive officers with respect to the calendar years ended December 31, 1999 and 1998. These executive officers are the only executive officers whose total annual salary exceeded $100,000 in 1999.


                                                 Long-Term
                      Fiscal                   Compensation        All Other
Name                   Year      Salary        Option Awards      Compensation
--------------------------------------------------------------------------------------------------
Paul B. Silverman      1999    $152,033 (1)     300,000           $    --
                       1998      23,080 (2)     150,000 (3)        84,991 (4)

Andrew H. Kent         1999    $113,165 (5)     115,000 (3)       $    --
                       1998      18,464 (6)          --            20,995 (7)

Robert A. Steiner      1999    $ 99,000 (8)      50,000           $    --
                       1998          --              --                --

Fred Gluckman          1999    $101,077 (9)      50,000           $    --
                       1998          --              --                --

------------

(1) $101,726 of this amount was earned by Mr. Silverman in 1999, but payment has been deferred.
(2) $23,080 of this amount was earned by Mr. Silverman in 1998, but payment has been deferred.
(3)   Includes 50,000 options granted under IXATA's Director Stock Option Plan.
(4) The listed amount was paid to Mr. Silverman and SCIES, Inc. for consulting services provided to IXATA in 1998 before Mr. Silverman joined IXATA. Mr. Silverman was Chief Executive Officer of SCIES and owned 40% of SCIES. Of this amount, $11,535 for consulting services was earned by Mr. Silverman in 1998, but payment has been deferred.
(5) $69,704 of this amount was earned by Mr. Kent in 1999, but payment has been deferred.
(6) $18,464 of this amount was earned by Mr. Kent in 1998, but payment has been deferred.
(7) The listed amount was paid to Mr. Kent for consulting services provided to IXATA in 1998 before he joined IXATA.
(8) $3,000 of this amount was earned by Mr. Steiner in 1999, but payment has been deferred.
(9) $90,000 of this amount was earned by Mr. Gluckman in 1999, but payment has been deferred.

Option Grants in 1999

  The following table summarizes information concerning options granted during 1999 to Messrs. Silverman, Kent, Steiner and Gluckman:

                       Shares of
                     Common Stock    Percent of Total
                      Underlying    Options Granted to       Exercise      Expiration
Name                   Options       Employees in 1999    Price Per Share     Date
---------------------------------------------------------------------------------------

Paul B. Silverman     300,000            53.1%                $ 0.16          1/1/09

Andrew H. Kent         20,000            20.4%                $0.125         4/23/09
                       50,000 *                               $ 1.28         6/30/09
                       20,000                                 $ 0.10          7/1/09
                       25,000                                 $ 1.56          7/1/09

Robert A. Steiner      50,000             8.8%                $ 1.69          7/1/09

Fred Gluckman          50,000             8.8%                $ 1.69          7/1/09

-----------


* These options were granted under our 1997 Directors Stock Option Plan.

Option Exercises in 1999 and Values at 1999 Year-End

  The following table summarizes information with respect to the unexercised options held by Messrs. Silverman, Kent, Steiner and Gluckman as of December 31, 1999. Also reported are values of "in-the-money" options, that is, the amount by which the exercise price of the option is exceeded by the last sale price of the common stock on December 31, 1999.

                                                          Number of Shares              Value of Unexercised
                                                       Underlying Unexercised           In-the-Money Options
                           Shares                   Options at December 31, 1999        at December 31, 1999
                         acquired on    Value      -----------------------------------------------------------
Name                      excerise    Realized      Exercisable   Unexercisable     Exercisable    Unexercisable
--------------------------------------------------------------------------------------------------------------------
Paul B. Silverman            --          --           250,000        200,000         $ 272,500       $ 218,000

Andrew H. Kent               --          --            40,000         75,000         $  45,500       $      --

Robert A. Steiner            --          --                --         50,000         $      --       $      --

Fred Gluckman                --          --                --         50,000         $      --       $      --


Long-Term Incentive and Pension Plans

     During 1999, we adopted a 401(k) retirement savings plan for our employees which allows each eligible employee to voluntarily make pre-tax salary contributions up to 15% of their compensation. We match 25% of the employee's contributions up to 4% (1% of gross compensation).


Compensation of Directors

     Members of the Board of Directors are not compensated for their services as directors. IXATA's 1997 Directors' Option Plan provides for the automatic "formula" grant to each director of an option to purchase 50,000 shares of our common stock, on the date of his or her initial election to the Board of Directors.


Employment Contracts

     We executed an employment agreement with Mr. Silverman on November 1, 1998 to serve as Chief Executive Officer. Mr. Silverman's salary compensation is $150,000, increasing to $180,000 per year after we secure minimum new funding of $750,000. Mr. Silverman also received options to acquire 100,000 shares of our common stock upon execution of the employment agreement, and additional options for 300,000 shares directly linked to our ability to meet specified market capitalization targets and financial milestones. On December 11, 1998, Mr. Silverman was appointed a director of IXATA and granted options to purchase 50,000 shares of common stock under the Directors' Option Plan. Mr. Silverman was granted the salary increase to $180,000 on November of 1999 when we secured over $750,000 in new funding. In addition, at the end of 1999, Mr. Silverman's options to acquire 100,000 shares have vested based on our meeting performance goals. On February 9, 2000, we met an additional performance goal, resulting in Mr. Silverman's options for an additional 100,000 shares having vested. Mr. Silverman's employment agreement has been extended through December 31, 2000. Under the terms of the extended agreement, Mr. Silverman's annual salary will increase to $200,000. Subject to securing a minimum new funding of $3.0 million, Mr. Silverman's annual salary increases to $225,000. In addition, Mr. Silverman received options to acquire 100,000 shares of our common stock upon securing a minimum new funding of $3.0 million.

     We executed an employment agreement with Mr. Kent effective June 30, 1999 to serve as Chief Financial Officer. Mr. Kent's salary compensation was $120,000. Mr. Kent also received options to acquire 20,000 shares of our common stock upon execution of the employment agreement, and additional options for 25,000 shares directly linked to our ability to meet specified market capitalization targets and financial milestones. On June 30, 1999, Mr. Kent was appointed a director of IXATA and granted options to purchase 50,000 shares of common stock under the Directors' Option Plan. Mr. Kent's employment agreement has been extended through December 31, 2000. Under the terms of the extended agreement, Mr. Kent's annual salary will increase to $150,000. In addition, Mr. Kent received options to acquire 100,000 shares of our common stock upon securing a minimum new funding of $3.0 million.

     We executed an employment agreement with Mr. Steiner on April 17, 2000. Mr. Steiner's salary compensation is $160,000, increasing to $200,000 per year in January 2001. We also agreed to issue Mr. Steiner options to acquire 150,000 shares of our common stock contingent upon continued employment, and additional options for 400,000 shares directly linked to our ability to meet specified market capitalization targets and financial milestones. On July 1, 1999, Mr. Steiner was appointed a director of IXATA and granted options to purchase 50,000 shares of common stock.


           Stock Ownership of Management and Significant Stockholders

     The following table sets forth, as of November 6, 2000, information regarding the beneficial ownership of our common stock by each stockholder know by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, each director and executive officer, and all our directors and executive officers as a group.

                                                   Beneficial Ownership (1)
                                   ----------------------------------------------------------
                                                  Options/Warrants
Names and Address (2)                 Shares            (3)            Total   Percentage (4)
---------------------------------------------------------------------------------------------
NextGen Capital, L.L.C. (5)                --        1,500,000       1,500,000      9.8%
 10807 Main Street, Suite 200
 Fairfax, Virginia 22030

Andreoli Family Trust (6)            1,761,875             --        1,761,875     12.8%
     3131 Liberty Circle South
     Las Vegas, NV 89121

Fred Gluckman (7)                    1,761,875          50,000       1,811,875     13.1%

Robert A. Steiner                      516,250          50,000         566,250      4.1%

Andrew H. Kent                             --           90,000          90,000      0.6%

Paul B. Silverman                      100,000         250,000         350,000      2.5%

Paul D. Hatch                              --           50,000          50,000      0.4%

Michael M. Grand (8)                 4,300,000          50,000       4,350,000     31.4%

All directors and executive officers 6,678,125         540,000       7,218,125     50.4%
     as a group (6 individuals)

------------
(1) Unless otherwise indicated, we believe that all persons named in the table have sole investment and voting power over the shares of stock owned.
(2) Unless otherwise indicated, the address of each of the beneficial owners is c/o The IXATA Group, Inc., 8989 Rio San Diego Drive, San Diego, California 92108.
(3) Options or warrants to purchase shares that are presently or will become exercisable within 60 days.
(4) Each beneficial owners percentage ownership is determined by assuming that options or warrants that are held by that person (but not held by any other person) and which are exercisable within 60 days of November 6, 2000 have been exercised.
(5) NextGen Capital, L.L.C. is the Managing Member of NextGen Fund II, L.L.C., which holds warrants to purchase 900,000 shares of IXATA, and NextGen SBS Fund II, L.L.C., which holds warrants to purchase 600,000 shares.
(6)  Vera Ellen Andreoli is sole trustee of the Andreoli Family Trust.
(7) Includes 1,761,875 shares held by the Gluckman Family Trust, of which Mr. Gluckman is a trustee.
(8) Includes 4,300,000 shares held by Montpilier Holdings Inc., a Nevada corporation. The sole stockholder of Montpilier is Parthenon Holdings LLC, a Nevada limited liability company, of which Mr. Grand is the sole stockholder.

Voting Agreement

     The investor group comprised of Michael M. Grand and Montpilier, Gluckman Family Trust, Fred Gluckman, as Trustee of the Gluckman Family Trust, Andreoli Family Trust, Vera Ellen Andreoli, as Trustee of the Andreoli Family Trust and Robert A. Steiner, and certain other of our stockholders are parties to a voting agreement, effective July 1, 1999, that provides that to the extent that any of the members of this investor group or certain of our stockholders are the legal or beneficial owner of any shares of our voting stock, they will vote those shares:

 .  in favor of electing Michael M. Grand, Paul B. Silverman and Andrew H. Kent
   (so long as each desires to serve) or their respective replacement appointed by Mr. Grand to our Board of Directors; and

 . in favor of electing Fred Gluckman, Robert A. Steiner and Paul D. Hatch (so long as each desires to serve) or their respective replacement appointed by vote or consent of a majority of the shares held by the parties to the voting agreement to our Board of Directors.

The voting agreement will terminate on the first to occur of:

 .  the mutual written agreement of all of the parties to terminate the voting agreement;
 .  the death or dissolution of the last of certain parties to the voting agreement;
 .  the sale of 80% or more of our outstanding capital stock;
 .  certain parties to the voting agreement cease to collectively own at least
   25% of our outstanding voting stock on a fully diluted basis; or . the fifth anniversary of the voting agreement.

     The voting agreement covers 8,577,500 shares of our common stock, representing 62.2% of the outstanding shares of common stock on a fully diluted basis. If the proposed transaction with NextGen is completed, the voting agreement will be amended to reflect the revised Board structure.

Change in Control

     On July 1, 1999, we acquired all the capital stock of IXATA, Inc., a privately-held California corporation, from The Gluckman Family Trust, Andreoli Family Trust, Robert A. Steiner and the other shareholders of IXATA, Inc. for
4.5 million shares of our newly-issued common stock. The original shareholders of IXATA, Inc., after completion of the acquisition, were the owners of approximately 41.8% of our outstanding shares. For purposes of federal securities laws, this transaction, in combination with the voting agreement described above, may constitute a change in control of The IXATA Group, Inc.

                Certain Relationships and Related Transactions

     On February 1, 1999, IXATA.COM and Tel.n.Form, Inc. entered into a management and support agreement whereby Tel.n.Form agreed to provide selected consulting services to support IXATA.COM's business development through December 31, 1999. The agreement also provided that IXATA.COM would reimburse Tel.n.Form for use of certain shared expenses such as office space and computer facilities. After completion of our acquisition of IXATA.COM on July 1, 1999, we continued the Tel.n.Form agreement to minimize any potential disruption of IXATA.COM's operations and support the transition. For support services provided by Tel.n.Form, we incur total costs of approximately $23,840 per month. We believe costs incurred under the agreement are reasonable and no more than it would incur under an agreement with an unaffiliated third party. The support services agreement expired on December 31, 1999 and to minimize any disruption of operations, we have continued selected support services on a month-by-month basis consistent with the agreement. Since we have added additional IXATA.COM management personnel, expanded the IXATA.COM staff and relocated our offices to a new facility, we are now utilizing fewer of Tel.n.Form's services.

     The majority owner of Tel.n.Form is the Gluckman Family Trust, which is a significant stockholder of IXATA. See "Security Ownership of Certain Beneficial Owners and Management." Fred Gluckman, who currently serves as Executive Vice President -- Technology and Automation of IXATA.COM, and as a director of IXATA, is the Chairman of the Board of Tel.n.Form. Mr. Gluckman also serves as a trustee of the Gluckman Family Trust. Vera Ellen Andreoli is the Trustee of the Andreoli Family Trust, which is a significant stockholder of IXATA. See "Security Ownership of Certain Beneficial Owners and Management." Mrs. Andreoli also provides consulting services to Tel.n.Form, and Mrs. Andreoli's husband is a significant owner of Tel.n.Form and a Tel.n.Form employee and provided selected consulting services to IXATA.COM under the management services agreement.

     Robert A. Steiner is President of our Virtual Purchasing Solutions division and previously served as President of our IXATA.COM subsidiary. Mr. Steiner, one of the co-founders of IXATA.COM, provided services to IXATA.COM under a consulting contract entered into prior to IXATA purchasing the subsidiary. The consulting contract was a renewable, one-year contract in an amount of $9,000 per month to be paid to Mr. Steiner. We entered into an a employment agreement with Mr. Steiner in April of 2000 and the consulting agreement has been canceled. See "Executive Compensation."

     Fred Gluckman currently serves as Executive Vice President -- Technology and Automation of IXATA.COM. Mr. Gluckman, one of the co-founders of IXATA.COM, provides services to IXATA.COM under a consulting contract entered into prior to our purchase of the subsidiary. We are currently negotiating an employment contract with Mr. Gluckman. The consulting contract is a renewable, one year contract in an amount of $10,000 per month to be paid to Mr. Gluckman. We expect to finalize the employment agreement in the fourth quarter of 2000.

     In May 2000, Dr. Margot Aiken, Mr. Gluckman's wife, advanced IXATA $65,000 for working capital needs.

     NextGen Fund II, L.L.C. and NextGen SBS Fund II, L.L.C. have previously provided financing to IXATA and plan to purchase shares of a newly-authorized series of convertible preferred stock as described above. See "The Proposed Financing by NextGen." NextGen Capital, L.L.C. is the Managing Member of both NextGen funds. Each of the individuals to be appointed to IXATA's Board of Directors in connection with the proposed preferred stock financing -- Zimri C. Putney, Michael W. Wynne and Edward C. Groark -- are investors in one or more of the NextGen funds. See "New Directors." In addition, Mr. Putney is the Managing Director and Chief Executive Officer of NextGen Capital, and Mr. Wynne is a member of NextGen Fund II's Executive Committee that has final decision making authority regarding investments of NextGen Fund II and NextGen SBS Fund II.

                                  __________



                                       By Order of the Board of Directors,



                                       Christopher J. Hubbert
November 9, 2000                       Assistant Secretary





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